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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                               Electrosource, Inc.
          -----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    286150206
          -----------------------------------------------------------
                                 (CUSIP Number)

          Corporate Secretary, Electrosource, Inc., 2809 Interstate 35
                  South, San Marcos, Texas 78666 (512) 753-6559
    ------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 20, 2000
          -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].


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                                 AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D

1.          Names of Reporting Persons

            KAMKORP LIMITED

2.          Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
               -----------

            (b)     X
               -----------

3.          SEC Use Only _________________________________________

4.          Source of Funds (See Instructions)   WC

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items
            2(d) or 2(e) __________________

6.          Citizenship or Place of Organization  ENGLAND

7.          Sole Voting Power   12,000,000

8.          Shared Voting Power  NONE

9.          Sole Dispositive Power  12,000,000

10.         Shared Dispositive Power  NONE

11.         Aggregate Amount Beneficially Owned by Each Reporting Person
            12,000,000

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
            Instructions) ______

13.         Percent of Class Represented by Amount in Row (11)  72.0%

14.         Type of Reporting Person (See Instructions)  CO

1.          Names of Reporting Persons

            KAMAL SIDDIQI

2.          Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
               -----------

            (b)     X
               -----------

3.          SEC Use Only__________________________________________

4.          Source of Funds (See Instructions) WC (OF KAMKORP LIMITED)

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items
            2(d) or 2(e) __________________

6.          Citizenship or Place of Organization  INDIAN

7.          Sole Voting Power   NONE

8.          Shared Voting Power  NONE

9.          Sole Dispositive Power  NONE

10.         Shared Dispositive Power  NONE

11.         Aggregate Amount Beneficially Owned by Each Reporting Person  0

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
            Instructions)    X
                          -------

13.         Percent of Class Represented by Amount in Row (11)  0

14.         Type of Reporting Person (See Instructions)  IN


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                                 AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D

       This Amendment No. 9 (this "Amendment") supplements the statement on
Schedule 13D filed with respect to an event occurring on June 2, 1998 and filed by Kamkorp Limited ("Kamkorp"), Kamal Siddiqi, Clifford Graham Winckless and Roger Geoffrey Musson on June 12, 1998 (the "Initial Filing") relating to the common stock, par value $1.00 per share ("Common Stock") of Electrosource, Inc., a Delaware corporation ("Electrosource"). Capitalized terms used herein without definition have the same meanings attributed to them in the Initial Filing.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On March 20, 2000, Kamkorp acquired from the issuer 650,000 shares of Common Stock of Electrosource (the "Reported Shares") for $650,000. The source of funds for the purchase of the Reported Shares is working capital of the Kamkorp Limited consolidated group.

ITEM 4.   PURPOSE OF TRANSACTION

       (a) On March 20, 2000, Kamkorp purchased the Reported Shares pursuant to a notice transmitted to Electrosource from Kamkorp as contemplated by the Second Option. The purchase of the Reported Shares is part of a series of contemplated transactions that have resulted in the acquisition of control of Electrosource.

           After the purchase of the Reported Shares, 723,500 shares remain eligible for purchase under the Second Option on or before April 27, 2000. Assuming full exercise of the Option and the Second Option, Kamkorp will obtain approximately 72.0% of the voting securities of Electrosource.

       (e) The purchase of the Reported Shares are expected to have a material effect on the capitalization of Electrosource. Kamkorp has no present plan to seek a change in Electrosource's dividend policy.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

       (a) See Item 4.

       (b) See Item 4.

       (c) See Item 4.


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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Kamkorp Limited and Kamal Siddiqi agree to the filing of this combined report.


 /s/ Kamal Siddiqi
---------------------------
By:  Kamal Siddiqi
Chairman, Kamkorp Limited
Date: April 14, 2000


 /s/ Kamal Siddiqi
---------------------------
By:  Kamal Siddiqi
Date: April 14, 2000


 /s/ Clifford Winckless
---------------------------
By: Clifford Winckless
Date: April 14, 2000


 /s/ Roger Musson
---------------------------
By:  Roger Musson
Date: April 14, 2000





Schedule 13D Amendment No. 9